                                                                File No. 1-15995

                                  United States
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM U-3A-2

        Statement by Holding Company Claiming Exemption Under Rule U-3A-2 from the Provisions of the Public Utility Holding Company Act of 1935

                      To Be Filed Annually Prior to March 1

 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

                            UIL HOLDINGS CORPORATION

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1. NAME, STATE OF ORGANIZATION, LOCATION AND NATURE OF BUSINESS OF CLAIMANT AND EVERY SUBSIDIARY THEREOF, OTHER THAN ANY EXEMPT WHOLESALE GENERATOR (EWG) OR FOREIGN UTILITY COMPANY IN WHICH CLAIMANT DIRECTLY OR INDIRECTLY HOLDS AN INTEREST.

         UIL Holdings Corporation ("UIL Holdings") was incorporated under the laws of the State of Connecticut and is a holding company organized to acquire and hold the securities of other corporations. On July 20, 2000, UIL Holdings, its wholly-owned subsidiary, United Mergings, Inc. ("United Mergings") and The United Illuminating Company ("UI") completed a statutory merger and share exchange (the "Merger and Share Exchange"), pursuant to which UI was merged with and into United Mergings and the outstanding common stock, no par value, of UI was exchanged on a share-for-share basis for shares of UIL Holdings common stock, no par value. As a result of the Merger and Share Exchange, UI became, and is now, a wholly-owned subsidiary of UIL Holdings.

         UI was incorporated under the laws of the State of Connecticut and is a wholly-owned subsidiary of UIL Holdings. UI is an operating electric public utility engaged in the production, purchase, transmission, distribution and sale of electricity for residential, commercial and industrial purposes in a service area of about 335 square miles in the southwestern part of the State of Connecticut.

         Following the Merger and Share Exchange, UI transferred its stock in United Resources, Inc. to UIL Holdings.

         The information contained in this statement is furnished taking into account the Merger and Share Exchange and the transfer of UI's stock in United Resources, Inc. to UIL Holdings.

         United Resources, Inc. ("URI") was incorporated under the laws of the State of Connecticut and is a wholly-owned subsidiary of UIL Holdings. URI serves as the parent corporation for several unregulated businesses, each of which is incorporated separately in Connecticut.

A. American Payment Systems, Inc. ("APS") was incorporated under the laws of the State of Connecticut and is a wholly-owned subsidiary of URI. APS manages a national network of agents for the processing of bill payments made by customers of UI and other utilities.

B. Xcelecom, Inc. ("Xcelecom") was incorporated under the laws of the State of Connecticut and is a wholly-owned subsidiary of URI. Xcelecom serves as the parent company for several corporations that are engaged in electrical contracting, fiber optic cabling and computer system installation businesses.

         1. Precision Power, Inc. ("Precision Power") was incorporated under the laws of the State of Connecticut and is a wholly-owned subsidiary of Xcelecom. Precision Power provides power-related equipment and services to the owners of commercial buildings, government buildings and industrial facilities in Connecticut.

         2. Allan Electric Co., Inc. ("Allan Electric") was incorporated under the laws of the State of New Jersey and is a wholly-owned subsidiary of Xcelecom. Allan Electric operates an electrical contracting business and is engaged (among other things) in the business of fiber optic cabling in New Jersey.

         3. The DataStore Incorporated ("Datastore") was organized under the laws of the State of New Jersey and is a wholly-owned subsidiary of Xcelecom. DataStore provides and installs computer systems for businesses in New Jersey and Pennsylvania.

         4. Orlando Diefenderfer Electrical Contractors, Inc. ("Orlando") was organized under the laws of the Commonwealth of Pennsylvania and is a wholly-owned subsidiary of Xcelecom. Orlando operates an electrical contracting business and is engaged (among other things) in the business of fiber optic cabling in Pennsylvania.

         5. Thermal Energies, Inc. ("TEI") was incorporated under the laws of the State of Connecticut and is a wholly-owned subsidiary of Xcelecom. TEI owns and operates heating and cooling energy centers in commercial and institutional buildings, and is participating in the development of district heating and cooling facilities in the downtown New Haven, Connecticut, area, including the energy center for an office tower and participation as a 52% partner in the energy center for a city hall and office tower complex.

         6. Precision Constructors, Inc. ("Precision Constructors") was incorporated under the laws of the State of Connecticut, as a wholly-owned subsidiary of Xcelecom, to operate an electrical contracting business in Connecticut.

         C. United Capital Investments, Inc. ("UCI") was incorporated under the laws of the State of Connecticut and is a wholly-owned subsidiary of URI. UCI participates in unregulated non-utility business ventures that complement UI's electric transmission and distribution business.

         D. United Bridgeport Energy, Inc. ("UBE") was incorporated under the laws of the State of Connecticut and is a wholly-owned subsidiary of URI. UBE is participating in the ownership of an Exempt Wholesale Generator ("EWG") merchant wholesale electric generating facility located in Bridgeport, Connecticut.

2. A BRIEF DESCRIPTION OF THE PROPERTIES OF CLAIMANT AND EACH OF ITS SUBSIDIARY PUBLIC UTILITY COMPANIES USED FOR THE GENERATION, TRANSMISSION, AND DISTRIBUTION OF ELECTRIC ENERGY FOR SALE, OR FOR THE PRODUCTION, TRANSMISSION, AND DISTRIBUTION OF NATURAL OR MANUFACTURED GAS, INDICATING THE LOCATION OF PRINCIPAL GENERATING PLANTS, TRANSMISSION LINES, PRODUCING FIELDS, GAS MANUFACTURING PLANTS, AND ELECTRIC AND GAS DISTRIBUTION FACILITIES, INCLUDING ALL SUCH PROPERTIES WHICH ARE OUTSIDE THE STATE IN WHICH CLAIMANT AND ITS SUBSIDIARIES ARE ORGANIZED AND ALL TRANSMISSION OR PIPELINES WHICH DELIVER OR RECEIVE ELECTRIC ENERGY OR GAS AT THE BORDERS OF SUCH STATE.

         UIL Holdings does not directly own any property used for the generation, transmission and distribution of electric energy for sale, or for the production, transmission and distribution of natural or manufactured gas.

         UI owns and operates an electric transmission system consisting of 102 circuit miles of overhead lines and approximately 17 circuit miles of underground lines, all operated at 345 KV or 115 KV and located within or immediately adjacent to the territory served by UI in the southwestern part of the State of Connecticut. The transmission lines interconnect electric generating stations and are part of the New England transmission grid through connections with the transmission lines of The Connecticut Light and Power Company. A major portion of UI's transmission lines is constructed on a railroad right of way of the Connecticut Department of Transportation pursuant to a Transmission Line Agreement that expired in May 2000 but is being extended.

         UI owns and operates 25 bulk electric supply substations with a capacity of 1,756,300 KVA and 32 distribution substations with a capacity of 153,520 KVA. UI owns and operates 3,170 pole-line miles of overhead distribution lines and 130 conduit-bank miles of underground distribution lines. All of these facilities are located within the State of Connecticut.

         UI, as of December 31, 1999, owned or had ownership interest in the following generating stations:

GENERATING SOURCE            LOCATION               MAX CLAIMED CAPABILITY, MW    UI ENTITLEMENT       SHARE MW
-----------------            --------               --------------------------    --------------       --------
                                                    CAPABILITY, MW                (%)
                                                    --------------

UI OPERATED:
English Station 7            New Haven, CT          34.06                         100                  34.06
English Station 8            New Haven, CT          38.49                         100                  38.49

OPERATED BY OTHER
UTILITIES:
Millstone Unit 3             Waterford, CT          1154.56                       3.685                42.55
Seabrook Unit 1              Seabrook, NH           1161.00                       17.50                203.18

English Station 7 and 8 were placed on deactivated reserve status, effective January 1, 1992. On March 2, 2000, UI agreed to sell English station to Quinnipiac Energy, LLC, a privately-owned independent power producer. It is anticipated that this transaction will be consummated in the near future. Absent this sale, it is likely that English Station will be demolished and removed.

         In April 1998, Connecticut enacted a massive and complex statute (the "Restructuring Act") to restructure the State's regulated electric utility industry. On October 1, 1998, in its "unbundling plan" filing with the Connecticut Department of Public Utility Control (the "DPUC") under the Restructuring Act, and in other regulatory dockets, UI stated that it plans to divest its nuclear generation ownership interests in Millstone Unit 3 and Seabrook Unit 1 by the end of 2003, in accordance with the Restructuring Act. In April, 2000, the DPUC approved UI's plan for divesting its ownership interest in Millstone Unit 3 by participation with other owners in an auction process conducted by J.P. Morgan & Co. This process concluded on August 7, 2000 with the announcement that Dominion Resources, Inc. will purchase the ownership interests of UI and others in Millstone Unit 3. It is currently estimated that obtaining requisite regulatory approvals of the auction results and consummating the sale may require an additional eight months. The divestiture process for Seabrook Unit 1 has not yet been determined.

         The electric generating stations, UI's general offices, operating headquarters and service centers, and the electric distribution and electric transmission facilities owned by UI, are all located in Connecticut, except as otherwise noted.

         In August 1990, UI sold to and leased back from an owner trust established for the benefit of an institutional investor a portion of its 17.5% ownership interest in Seabrook Unit 1. This portion of the unit is subject to the lien of the first mortgage granted by the owner trustee.

3. THE FOLLOWING INFORMATION FOR THE LAST CALENDAR YEAR WITH RESPECT TO CLAIMANT AND EACH OF ITS SUBSIDIARY PUBLIC UTILITY COMPANIES:

         (a) Number of kwh. of electric energy sold (at retail or wholesale), and Mcf. of natural or manufactured gas distributed at retail.

                           ELECTRICITY                                 GAS
UIL Holdings               None                                        None
UI                         6,661,916,000                               None

         (b) Number of kwh. of electric energy and Mcf. of natural or manufactured gas distributed at retail outside the State in which each such company is organized.


                           ELECTRICITY                                 GAS
UIL Holdings               None                                        None
UI                         None                                        None

         (c) Number of kwh. of electric energy and Mcf. of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

                           ELECTRICITY                                 GAS

UIL Holdings               None                                        None
UI                         929,493,000                                 None

         (d) Number of kwh. of electric energy and Mcf. of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

                           ELECTRICITY                                 GAS
UIL Holdings               None                                        None
UI                         857,279,000                                 None

4. THE FOLLOWING INFORMATION FOR THE REPORTING PERIOD WITH RESPECT TO CLAIMANT AND EACH INTEREST IT HOLDS DIRECTLY OR INDIRECTLY IN AN EWG OR A FOREIGN UTILITY COMPANY, STATING MONETARY AMOUNTS IN UNITED STATES DOLLARS:

         (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

                  Bridgeport Energy LLC, 10 Atlantic Street, Bridgeport, Connecticut 06604. This facility is a 520 MW combined-cycle generator.


         (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

                  United Bridgeport Energy, Inc. ("UBE"), a wholly-owned subsidiary of URI, holds a 33.33% ownership interest in Bridgeport Energy LLC, the owner and operator of the facility.


         (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

                  The capital invested by UBE in the EWG is approximately $78,252,000, of which approximately $54,783,000 is debt and approximately $23,469,000 is equity. Neither UIL Holdings nor any direct or indirect subsidiary of UIL Holdings has signed any direct or indirect guarantee of any security of the EWG. There is no direct or indirect recourse to UIL Holdings or any other system company for any financial obligation of the EWG.

         (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

                  The capitalization of the EWG on December 31, 1999 was approximately $208,605,548; the earnings of the EWG during the fiscal period ending December 31, 1999 were approximately $8,150,000.

         (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

                  The EWG has entered into a Substation Maintenance Agreement with Precision Power, Inc. ("PPI"), a wholly-owned indirect subsidiary of URI, pursuant to which PPI will provide maintenance services to the EWG in exchange for approximately $40,000 per year.

         The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 10th day of August, 2000.

                                   UIL HOLDINGS CORPORATION

                          By:      /s/ Robert L. Fiscus
                                   -------------------------------------------
                                   Robert L. Fiscus
                                   Vice Chairman of the Board of Directors and
                                   Chief Financial Officer




(Corporate seal)

Attest:



/s/ Robert L. Fiscus
------------------------------
Robert L. Fiscus
Secretary

Name, title and address of officer to whom notices and correspondences concerning this statement should be addressed:

Robert L. Fiscus
Vice Chairman of the Board of Directors,
Chief Financial Officer, Treasurer and Secretary
157 Church Street
New Haven, Connecticut  06510

                                    EXHIBIT A

See attached consolidating statement of income and surplus of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year.

                         THE UNITED ILLUMINATING COMPANY
                        CONSOLIDATING STATEMENT OF INCOME
                      For the Year Ended December 31, 1999
                              Thousands of Dollars

                                                                            The United         Precision Power     Thermal Energies
                                                                        Illuminating Company        Inc.                Inc.
                                                                      ----------------------------------------     ----------------

Operating Revenues                                                            $679,975
                                                                      -----------------        ---------------     ----------------
Operating Expenses
  Operation
     Fuel and energy                                                           159,403
     Capacity purchased                                                         33,873
     Other                                                                     148,060
  Maintenance                                                                   37,987
  Depreciation                                                                  57,351
  Amortization of cancelled nuclear project, deferred return and
           regulatory tax asset                                                 36,393
  Income taxes                                                                  66,564
  Other taxes                                                                   47,140
                                                                      -----------------        ---------------     ----------------
       Total                                                                   586,771                      0                    0
                                                                      -----------------        ---------------     ----------------
Operating Income                                                                93,204                      0                    0
                                                                      -----------------        ---------------     ----------------
Other Income and (Deductions)
  Allowance for equity funds used during construction                              575
  Other-net                                                                      3,338                 (5,023)                (513)
  Non-operating income taxes                                                     3,143                  2,035                  208
                                                                      -----------------        ---------------     ----------------
       Total                                                                     7,056                 (2,988)                (305)
                                                                      -----------------        ---------------     ----------------
Income (Loss) Before Interest Charges                                          100,260                 (2,988)                (305)
                                                                      -----------------        ---------------     ----------------
Interest Charges
  Interest on long-term debt                                                    42,104
  Interest on Seabrook obligation bonds owned by the company                    (6,844)
  Dividend requirement of mandatorily redeemable securities                      4,861
  Other interest                                                                 4,927
  Allowance for borrowed funds used during construction                         (1,660)
                                                                      -----------------        ---------------     ----------------
                                                                                43,388                      0                    0
  Amortization of debt expense and redemption premiums                           2,392
                                                                      -----------------        ---------------     ----------------
       Net Interest Charges                                                     45,780                      0                    0
                                                                      -----------------        ---------------     ----------------



Net Income (Loss)                                                               54,480                 (2,988)                (305)
Discount on preferred stock redemptions                                             53
Dividends on preferred stock                                                        66
                                                                      -----------------        ---------------     ----------------

Income (Loss) Applicable to Common Stock                                      $ 54,361                $(2,988)               $(305)
                                                                      =================        ===============     ================



                                                                        United Resources          United Bridgeport
                                                                              Inc.                 Energy Inc.
                                                                        ------------------        --------------

Operating Revenues
                                                                        ------------------        --------------
Operating Expenses
  Operation
     Fuel and energy
     Capacity purchased
     Other
  Maintenance
  Depreciation
  Amortization of cancelled nuclear project, deferred return and regulatory tax asset
  Income taxes
  Other taxes
                                                                        ------------------        --------------
       Total                                                                            0                     0
                                                                        ------------------        --------------
Operating Income                                                                        0                     0
                                                                        ------------------        --------------
Other Income and (Deductions)
  Allowance for equity funds used during construction
  Other-net                                                                        (4,554)                2,969
  Non-operating income taxes                                                        1,845                (1,203)
                                                                        ------------------        --------------
       Total                                                                       (2,709)                1,766
                                                                        ------------------        --------------
Income (Loss) Before Interest Charges                                              (2,709)                1,766
                                                                        ------------------        --------------
Interest Charges
  Interest on long-term debt
  Interest on Seabrook obligation bonds owned by the company
  Dividend requirement of mandatorily redeemable securities
  Other interest
  Allowance for borrowed funds used during construction
                                                                        ------------------        --------------
                                                                                        0                     0
  Amortization of debt expense and redemption premiums
                                                                        ------------------        --------------
       Net Interest Charges                                                             0                     0
                                                                        ------------------        --------------



Net Income (Loss)                                                                  (2,709)                1,766
Discount on preferred stock redemptions
Dividends on preferred stock
                                                                        ------------------        --------------

Income (Loss) Applicable to Common Stock                                         $ (2,709)               $1,766
                                                                        ==================        ==============



                                                                      American Payment       United Capital
                                                                       Systems, Inc.       Funding Partnership
                                                                      ---------------      -------------------

Operating Revenues                                                    ---------------      -------------------

Operating Expenses
  Operation
     Fuel and energy
     Capacity purchased
     Other
  Maintenance
  Depreciation
  Amortization of cancelled nuclear project, deferred return and regulatory tax asset
  Income taxes
  Other taxes                                                         ---------------      -------------------
                                                                                   0                        0
       Total                                                          ---------------      -------------------
                                                                                   0                        0
Operating Income                                                      ---------------      -------------------

Other Income and (Deductions)
  Allowance for equity funds used during construction
  Other-net                                                                    2,613                    4,861
  Non-operating income taxes                                                  (1,066)
                                                                      ---------------      -------------------
       Total                                                                   1,547                    4,861
                                                                      ---------------      -------------------
Income (Loss) Before Interest Charges                                          1,547                    4,861
                                                                      ---------------      -------------------
Interest Charges
  Interest on long-term debt
  Interest on Seabrook obligation bonds owned by the company                                            4,813
  Dividend requirement of mandatorily redeemable securities
  Other interest
  Allowance for borrowed funds used during construction               ---------------      -------------------
                                                                                   0                    4,813

  Amortization of debt expense and redemption premiums                ---------------      -------------------
                                                                                   0                    4,813
       Net Interest Charges                                           ---------------      -------------------




Net Income (Loss)                                                              1,547                       48
Discount on preferred stock redemptions
Dividends on preferred stock                                          ---------------      -------------------

                                                                              $1,547                      $48
Income (Loss) Applicable to Common Stock                              ===============      ===================




                                                                           Allan
                                                                      Electric Co. Inc.      Consolidating           Consolidated
                                                                     -------------------    ---------------       ------------------

Operating Revenues                                                                                                        $ 679,975
                                                                     -------------------    ---------------       ------------------
Operating Expenses
  Operation
     Fuel and energy                                                                                                        159,403
     Capacity purchased                                                                                                      33,873
     Other                                                                                            (351)                 147,709
  Maintenance                                                                                                                37,987
  Depreciation                                                                                                               57,351
  Amortization of cancelled nuclear project, deferred return and
           regulatory tax asset                                                                                              36,393
  Income taxes                                                                                                               66,564
  Other taxes                                                                                                                47,140
                                                                     -------------------    ---------------       ------------------
       Total                                                                          0               (351)                 586,420
                                                                     -------------------    ---------------       ------------------
Operating Income                                                                      0                351                   93,555
                                                                     -------------------    ---------------       ------------------
Other Income and (Deductions)
  Allowance for equity funds used during construction                                                                           575
  Other-net                                                                         731             (5,260)                    (838)
  Non-operating income taxes                                                       (298)                                      4,664
                                                                     -------------------    ---------------       ------------------
       Total                                                                        433             (5,260)                   4,401
                                                                     -------------------    ---------------       ------------------
Income (Loss) Before Interest Charges                                               433             (4,909)                  97,956
                                                                     -------------------    ---------------       ------------------
Interest Charges
  Interest on long-term debt                                                                                                 42,104
  Interest on Seabrook obligation bonds owned by the company                                                                 (6,844)
  Dividend requirement of mandatorily redeemable securities                                         (4,861)                   4,813
  Other interest                                                                                                              4,927
  Allowance for borrowed funds used during construction                                                                      (1,660)
                                                                     -------------------    ---------------       ------------------
                                                                                      0             (4,861)                  43,340
  Amortization of debt expense and redemption premiums                                                                        2,392
                                                                     -------------------    ---------------       ------------------
       Net Interest Charges                                                           0             (4,861)                  45,732
                                                                     -------------------    ---------------       ------------------



Net Income (Loss)                                                                   433                (48)                  52,224
Discount on preferred stock redemptions                                                                                          53
Dividends on preferred stock                                                                                                     66
                                                                     -------------------    ---------------       ------------------
Income (Loss) Applicable to Common Stock                                          $ 433            $   (48)               $  52,105
                                                                     ===================    ===============       ==================

                         THE UNITED ILLUMINATING COMPANY
                           CONSOLIDATING BALANCE SHEET
                                December 31, 1999
                              Thousands of Dollars
                                     ASSETS

                                                                           The United                Precision Power
                                                                      Illuminating Company                 Inc.
                                                                    --------------------------     ---------------------
Utility Plant at Original Cost
  In service                                                                       $1,007,065
  Less, accumulated provision for depreciation                                        537,270
                                                                    --------------------------     ---------------------
                                                                                      469,795                         0

  Construction work in progress                                                        25,708
  Nuclear fuel                                                                         21,101
                                                                    --------------------------     ---------------------

      Net Utility Plant                                                               516,604                         0
                                                                    --------------------------     ---------------------

Other Property and Investments

   Investment in generation facility
   Nuclear decommissioning trust fund assets                                           28,255
   Other                                                                               39,237                     9,168
                                                                    --------------------------     ---------------------
                                                                                       67,493                     9,168

Current Assets
  Unrestricted cash and temporary cash investments                                     34,969                       796
  Restricted cash                                                                       2,339
  Accounts receivable
    Customers, less allowance for doubtful
    accounts of $1,800                                                                 56,057
    Other, less allowance for doubtful
    accounts of $508                                                                  124,722                     3,505
  Accrued utility revenues                                                             25,019
  Fuel, materials and supplies, at average cost                                         9,126
  Prepayments                                                                           2,780                        27
  Other                                                                                                             402
                                                                    --------------------------     ---------------------

          Total                                                                       255,012                     4,729
                                                                    --------------------------     ---------------------

Deferred Charges
  Unamortized debt issuance expenses                                                    8,688
  Other                                                                                 1,163                        23
                                                                    --------------------------     ---------------------

          Total                                                                         9,851                        23
                                                                    --------------------------     ---------------------

Regulatory Assets

   Nuclear plant investments-above market                                             518,268
  Income taxes due principally to book-tax
    differences                                                                       166,965
  Long-term purchase power contracts - above market                                   144,406
  Connecticut Yankee                                                                   37,013
   Displaced worker protection costs                                                    5,746
  Unamortized redemption costs                                                         22,314
  Unamortized cancelled nuclear project                                                 8,780
  Uranium enrichment decommissioning costs                                              1,040
  Other                                                                                 5,453
                                                                    --------------------------     ---------------------
          Total                                                                       909,985                         0
                                                                    --------------------------     ---------------------

                                                                                   $1,758,945                   $13,920
                                                                    ==========================     =====================

                                                              Thermal Energies            United Resources        United Bridgeport
                                                                    Inc.                        Inc.                Energy Inc.
                                                            ----------------------      ----------------------    -----------------
Utility Plant at Original Cost
  In service
  Less, accumulated provision for depreciation
                                                            ----------------------      ----------------------    -----------------
                                                                                0                           0                    0

  Construction work in progress
  Nuclear fuel
                                                            ----------------------      ----------------------    -----------------

      Net Utility Plant                                                         0                           0                    0
                                                            ----------------------      ----------------------    -----------------

Other Property and Investments

   Investment in generation facility                                                                                        83,494
   Nuclear decommissioning trust fund assets
   Other                                                                    1,103                     120,681               10,500
                                                            ----------------------      ----------------------    -----------------
                                                                            1,103                     120,681               93,994

Current Assets
  Unrestricted cash and temporary cash investments                            194                         468                    5
  Restricted cash
  Accounts receivable
    Customers, less allowance for doubtful
    accounts of $1,800
    Other, less allowance for doubtful
    accounts of $508                                                          216                       5,230
  Accrued utility revenues
  Fuel, materials and supplies, at average cost
  Prepayments                                                                   4
  Other
                                                            ----------------------      ----------------------    -----------------

          Total                                                               414                       5,698                    5
                                                            ----------------------      ----------------------    -----------------

Deferred Charges
  Unamortized debt issuance expenses
  Other                                                                        12                         100
                                                            ----------------------      ----------------------    -----------------

          Total                                                                12                         100                    0
                                                            ----------------------      ----------------------    -----------------

Regulatory Assets

   Nuclear plant investments-above market
  Income taxes due principally to book-tax
    differences
  Long-term purchase power contracts - above market
  Connecticut Yankee
   Displaced worker protection costs
  Unamortized redemption costs
  Unamortized cancelled nuclear project
  Uranium enrichment decommissioning costs
  Other
                                                            ----------------------      ----------------------    -----------------
          Total                                                                 0                           0                    0
                                                            ----------------------      ----------------------    -----------------

                                                                           $1,530                    $126,479              $93,999
                                                            ======================      ======================    =================




                                                                American Payment         United Capital                Allan
                                                                  Systems, Inc.        Funding Partnership        Electric Co. Inc.
                                                                ------------------     -------------------      --------------------
Utility Plant at Original Cost
  In service
  Less, accumulated provision for depreciation
                                                                ------------------     -------------------      --------------------
                                                                                0                       0                         0

  Construction work in progress
  Nuclear fuel
                                                                ------------------     -------------------      --------------------

      Net Utility Plant                                                         0                       0                         0
                                                                ------------------     -------------------      --------------------

Other Property and Investments

   Investment in generation facility
   Nuclear decommissioning trust fund assets
   Other                                                                    4,668                                               543
                                                                ------------------     -------------------      --------------------
                                                                            4,668                       -                       543

Current Assets
  Unrestricted cash and temporary cash investments                          1,986                                               681
  Restricted cash                                                          26,884
  Accounts receivable
    Customers, less allowance for doubtful
    accounts of $1,800
    Other, less allowance for doubtful
    accounts of $508                                                       36,147                  50,506                     7,157
  Accrued utility revenues
  Fuel, materials and supplies, at average cost                                                                                 132
  Prepayments                                                                 238                                                 7
  Other                                                                                                                       4,399
                                                                ------------------     -------------------      --------------------

          Total                                                            65,255                  50,506                    12,376
                                                                ------------------     -------------------      --------------------

Deferred Charges
  Unamortized debt issuance expenses
  Other                                                                       (35)                                            4,837
                                                                ------------------     -------------------      --------------------

          Total                                                               (35)                      0                     4,837
                                                                ------------------     -------------------      --------------------

Regulatory Assets

   Nuclear plant investments-above market
  Income taxes due principally to book-tax
    differences
  Long-term purchase power contracts - above market
  Connecticut Yankee
   Displaced worker protection costs
  Unamortized redemption costs
  Unamortized cancelled nuclear project
  Uranium enrichment decommissioning costs
  Other
                                                                ------------------     -------------------      --------------------
          Total                                                                 0                       0                         0
                                                                ------------------     -------------------      --------------------

                                                                          $69,888                 $50,506                   $17,757
                                                                ==================     ===================      ====================




                                                                    Consolidating            Consolidated
                                                                  -------------------     -------------------
Utility Plant at Original Cost
  In service                                                                                      $1,007,065
  Less, accumulated provision for depreciation                                (4,861)                532,409
                                                                  -------------------     -------------------
                                                                               4,861                 474,656

  Construction work in progress                                                                      $25,708
  Nuclear fuel                                                                                        21,101

                                                                  -------------------     -------------------
      Net Utility Plant                                                        4,861                 521,465
                                                                  -------------------     -------------------

Other Property and Investments

   Investment in generation facility                                                                  83,494
   Nuclear decommissioning trust fund assets                                                          28,255
   Other                                                                    (165,803)                 20,098
                                                                  -------------------     -------------------
                                                                            (165,803)                131,847

Current Assets
  Unrestricted cash and temporary cash investments                                                    39,099
  Restricted cash                                                                                     29,223
  Accounts receivable
    Customers, less allowance for doubtful
    accounts of $1,800                                                                                56,057
    Other, less allowance for doubtful
    accounts of $508                                                        (173,871)                 53,612
  Accrued utility revenues                                                                            25,019
  Fuel, materials and supplies, at average cost                                                        9,259
  Prepayments                                                                                          3,056
  Other                                                                                                4,801

                                                                  -------------------     -------------------
          Total                                                             (173,871)                220,126
                                                                  -------------------     -------------------

Deferred Charges
  Unamortized debt issuance expenses                                                                   8,688
  Other                                                                                                6,099

                                                                  -------------------     -------------------
          Total                                                                    0                  14,787
                                                                  -------------------     -------------------

Regulatory Assets

   Nuclear plant investments-above market                                                            518,268
  Income taxes due principally to book-tax
    differences                                                                                      166,965
  Long-term purchase power contracts - above market                                                  144,406
  Connecticut Yankee                                                                                  37,013
   Displaced worker protection costs                                                                   5,746
  Unamortized redemption costs                                                                        22,314
  Unamortized cancelled nuclear project                                                                8,780
  Uranium enrichment decommissioning costs                                                             1,040
  Other                                                                                                5,453
                                                                  -------------------     -------------------
          Total                                                                    0                 909,985
                                                                  -------------------     -------------------

                                                                           $(334,813)             $1,798,210
                                                                  ===================     ===================

                         THE UNITED ILLUMINATING COMPANY
                           CONSOLIDATING BALANCE SHEET
                                December 31, 1999
                              Thousands of Dollars
                         CAPITALIZATION AND LIABILITIES


                                                                           The United                Precision Power
                                                                      Illuminating Company                 Inc.
                                                                    --------------------------     ---------------------
Capitalization
  Common stock equity
    Common stock                                                                     $292,006                   $     1
    Paid-in capital                                                                     2,253                    15,528
    Capital stock expense                                                              (2,170)
    Unearned employee stock ownership plan equity                                      (9,261)
    Retained earnings                                                                 197,000                    (6,005)
                                                                    --------------------------     ---------------------
                                                                                      479,828                     9,524
  Preferred stock
  Company-obligated mandatorily redeemable
       securities of subsidiary holding solely parent debentures
  Long-term debt
    Long-term debt                                                                    656,147
    Investment in Seabrook obligation bonds                                           (87,413)
                                                                    --------------------------     ---------------------
      Net long-term debt                                                              568,734                         0

          Total                                                                     1,048,562                     9,524
                                                                    --------------------------     ---------------------

Noncurrent Liabilities
   Purchase power contract obligation                                                 144,406
  Connecticut Yankee contract obligation                                               27,056
  Pensions accrued                                                                     19,026
  Nuclear decommissioning obligation                                                   28,255
  Obligations under capital leases                                                     16,131
  Other                                                                                10,394
                                                                    --------------------------     ---------------------
          Total                                                                       245,268                         0
                                                                    --------------------------     ---------------------

Current Liabilities
  Current portion of long-term debt                                                    25,000
  Notes payable                                                                        17,000
  Accounts payable                                                                     51,935                     1,156
  Accounts payable-APS customers
  Dividends payable                                                                    10,125
  Taxes accrued                                                                         2,382                        56
  Interest accrued                                                                      8,433
  Obligations under capital leases                                                        375
  Other accrued liabilities                                                            26,591                     3,185
                                                                    --------------------------     ---------------------

          Total                                                                       141,842                     4,396
                                                                    --------------------------     ---------------------

Customers' Advances for Construction                                                    1,867
                                                                    --------------------------     ---------------------

Regulatory Liabilities

  Accumulated deferred investment tax credits                                          15,157
  Deferred gains on sale of property                                                   15,901
  Customer refund                                                                      18,381
  Other                                                                                 8,182
                                                                    --------------------------     ---------------------

          Total                                                                        57,621                         0
                                                                    --------------------------     ---------------------

Deferred Income Taxes

                                                                                      263,784
Commitments and Contingencies
                                                                    --------------------------     ---------------------

                                                                                   $1,758,945                   $13,920
                                                                    ==========================     =====================


                                                                      Thermal Energies            United Resources
                                                                            Inc.                        Inc.
                                                                    ----------------------      ----------------------
Capitalization
  Common stock equity
    Common stock                                                                  $     1                     $     1
    Paid-in capital                                                                 1,702                      31,321
    Capital stock expense
    Unearned employee stock ownership plan equity
    Retained earnings                                                              (1,153)                     (9,016)
                                                                    ----------------------      ----------------------
                                                                                      549                      22,306
  Preferred stock
  Company-obligated mandatorily redeemable
       securities of subsidiary holding solely parent debentures
  Long-term debt
    Long-term debt
    Investment in Seabrook obligation bonds
                                                                    ----------------------      ----------------------
      Net long-term debt                                                                0                           0

          Total                                                                       549                      22,306
                                                                    ----------------------      ----------------------

Noncurrent Liabilities
   Purchase power contract obligation
  Connecticut Yankee contract obligation
  Pensions accrued
  Nuclear decommissioning obligation
  Obligations under capital leases
  Other
                                                                    ----------------------      ----------------------
          Total                                                                         0                           0
                                                                    ----------------------      ----------------------

Current Liabilities
  Current portion of long-term debt
  Notes payable                                                                        72
  Accounts payable                                                                                            101,105
  Accounts payable-APS customers
  Dividends payable
  Taxes accrued                                                                         2                           4
  Interest accrued
  Obligations under capital leases
  Other accrued liabilities                                                           906                       2,626
                                                                    ----------------------      ----------------------
          Total                                                                       980                     103,734
                                                                    ----------------------      ----------------------
Customers' Advances for Construction
                                                                    ----------------------      ----------------------

Regulatory Liabilities

  Accumulated deferred investment tax credits
  Deferred gains on sale of property
  Customer refund
  Other
                                                                    ----------------------      ----------------------
          Total                                                                         0                           0
                                                                    ----------------------      ----------------------

Deferred Income Taxes

                                                                                                                  439

Commitments and Contingencies

                                                                    ----------------------      ----------------------

                                                                                   $1,530                    $126,479
                                                                    ======================      ======================

                                                                     United Bridgeport     American Payment       United Capital
                                                                       Energy Inc.           Systems, Inc.      Funding Partnership
                                                                     -----------------     ------------------   -------------------
Capitalization
  Common stock equity                                                         $     1               $      1               $     0
    Common stock                                                               80,528                 17,056                   506
    Paid-in capital
    Capital stock expense
    Unearned employee stock ownership plan equity                               1,766                 (7,555)
    Retained earnings                                                -----------------     ------------------   -------------------
                                                                               82,295                  9,502                   506

  Preferred stock
  Company-obligated mandatorily redeemable                                                                                  50,000
       securities of subsidiary holding solely parent debentures
  Long-term debt
    Long-term debt
    Investment in Seabrook obligation bonds                          -----------------     ------------------   -------------------
                                                                                    0                      0                     0
      Net long-term debt
                                                                               82,295                  9,502                50,506
          Total                                                      -----------------     ------------------   -------------------


Noncurrent Liabilities
   Purchase power contract obligation
  Connecticut Yankee contract obligation
  Pensions accrued
  Nuclear decommissioning obligation
  Obligations under capital leases
  Other                                                              -----------------     ------------------   -------------------
                                                                                    0                      0                     0
          Total                                                      -----------------     ------------------   -------------------


Current Liabilities
  Current portion of long-term debt
  Notes payable                                                                11,703                  1,079
  Accounts payable                                                                                    56,220
  Accounts payable-APS customers
  Dividends payable                                                                                       93
  Taxes accrued
  Interest accrued
  Obligations under capital leases                                                                     2,994
  Other accrued liabilities                                          -----------------     ------------------   -------------------

                                                                               11,703                 60,386                     0
          Total                                                      -----------------     ------------------   -------------------

Customers' Advances for Construction                                 -----------------     ------------------   -------------------


Regulatory Liabilities

  Accumulated deferred investment tax credits
  Deferred gains on sale of property
  Customer refund
  Other                                                              -----------------     ------------------   -------------------

                                                                                    0                      0                     0
          Total                                                      -----------------     ------------------   -------------------


Deferred Income Taxes



Commitments and Contingencies
                                                                     -----------------     ------------------   -------------------

                                                                              $93,999                $69,888               $50,506
                                                                     =================     ==================   ===================





                                                                            Allan
                                                                      Electric Co. Inc.       Consolidating          Consolidated
                                                                    --------------------   -------------------   -------------------
Capitalization
  Common stock equity
    Common stock                                                                 $  100                  (105)             $292,006
    Paid-in capital                                                               8,557              (155,198)             $  2,253
    Capital stock expense                                                                                                  $ (2,170)
    Unearned employee stock ownership plan equity                                                                          $ (9,261)
    Retained earnings                                                               433                                     175,470
                                                                    --------------------   -------------------   -------------------
                                                                                  9,090              (155,303)              458,298
  Preferred stock
  Company-obligated mandatorily redeemable
       securities of subsidiary holding solely parent debentures                                                             50,000
  Long-term debt
    Long-term debt                                                                                    (50,506)              605,641
    Investment in Seabrook obligation bonds                                                                                 (87,413)
                                                                    --------------------   -------------------   -------------------
      Net long-term debt                                                              0               (50,506)          518,228,409

          Total                                                                   9,090              (205,809)            1,026,526
                                                                    --------------------   -------------------   -------------------

Noncurrent Liabilities
   Purchase power contract obligation                                                                                       144,406
  Connecticut Yankee contract obligation                                                                                     27,056
  Pensions accrued                                                                                                           19,026
  Nuclear decommissioning obligation                                                                                         28,255
  Obligations under capital leases                                                                                           16,131
  Other                                                                                                                      10,394
                                                                    --------------------   -------------------   -------------------
          Total                                                                       0                     0               245,268
                                                                    --------------------   -------------------   -------------------

Current Liabilities
  Current portion of long-term debt                                                                                          25,000
  Notes payable                                                                      59                                      17,131
  Accounts payable                                                                                   (117,909)               49,069
  Accounts payable-APS customers                                                                                             56,220
  Dividends payable                                                                                                          10,125
  Taxes accrued                                                                      34                                       2,570
  Interest accrued                                                                                                            8,433
  Obligations under capital leases                                                                                              375
  Other accrued liabilities                                                       8,575                (5,456)               39,421
                                                                    --------------------   -------------------   -------------------
          Total                                                                   8,667              (123,365)              208,344
                                                                    --------------------   -------------------   -------------------

Customers' Advances for Construction                                                                                          1,867
                                                                    --------------------   -------------------   -------------------

Regulatory Liabilities

  Accumulated deferred investment tax credits                                                                                15,157
  Deferred gains on sale of property                                                                                         15,901
  Customer refund                                                                                                            18,381
  Other                                                                                                (5,639)                2,543
                                                                    --------------------   -------------------   -------------------
          Total                                                                       0                (5,639)               51,982
                                                                    --------------------   -------------------   -------------------

Deferred Income Taxes

                                                                                                                            264,223

Commitments and Contingencies

                                                                    --------------------   -------------------   -------------------

                                                                                $17,758              (334,813)         $  1,798,210
                                                                    ====================   ===================   ===================

                         THE UNITED ILLUMINATING COMPANY
                  CONSOLIDATING STATEMENT OF RETAINED EARNINGS
                      For the Year Ended December 31, 1999
                              Thousands of Dollars


                                              The United         Precision Power      Thermal Energies     United Resources
                                           Illuminating Company        Inc.                Inc.                  Inc.
                                           ---------------------------------------    ----------------    --------------------

Balance, January 1                                  $183,121              $(3,017)              $(848)                $(6,307)
Net income                                            54,480               (2,988)               (305)                 (2,709)
Adjustments associated with repurchase
  of preferred stock                                     (65)
                                           ------------------    -----------------    ----------------    --------------------

      Total                                          237,536               (6,005)             (1,153)                 (9,016)
                                           ------------------    -----------------    ----------------    --------------------


Deduct Cash Dividends Declared
  Preferred stock                                         66
  Common stock                                        40,470
                                           ------------------    -----------------    ----------------    --------------------

      Total                                           40,536                    0                   0                       0
                                           ------------------    -----------------    ----------------    --------------------


Balance, December 31                                $197,000              $(6,005)            $(1,153)                $(9,016)
                                           ==================    =================    ================    ====================


                                         United Bridgeport      American Payment         United Capital           Allan
                                           Energy Inc.             Systems Inc.        Funding Partnership    Electric Co. Inc.
                                         -----------------      ------------------     -------------------    -----------------

Balance, January 1                                 $    0                 $(9,102)                   $0                  $  0
Net income                                          1,766                   1,547                                         433
Adjustments associated with repurchase
  of preferred stock
                                         -----------------      ------------------     -----------------      ----------------

      Total                                         1,766                  (7,555)                    0                   433
                                         -----------------      ------------------     -----------------      ----------------


Deduct Cash Dividends Declared
  Preferred stock
  Common stock
                                         -----------------      ------------------     -----------------      ----------------

      Total                                             0                       0                     0                     0
                                         -----------------      ------------------     -----------------      ----------------


Balance, December 31                               $1,766                 $(7,555)                   $0                  $433
                                         =================      ==================     =================      ================






                                          Consolidating       Consolidated
                                          ------------     --------------------

Balance, January 1                                                   $ 163,847
Net income                                                              52,224
Adjustments associated with repurchase
  of preferred stock                                                       (65)
                                          ------------     --------------------
      Total                                         0                  216,006
                                          ------------     --------------------


Deduct Cash Dividends Declared
  Preferred stock                                                           66
  Common stock                                                          40,470
                                          ------------     --------------------
      Total                                         0                   40,536
                                          ------------     --------------------


Balance, December 31                               $0                 $175,470
                                          ============     ====================

                                   EXHIBIT B

                             FINANCIAL DATA SCHEDULE
                                DECEMBER 31, 1999

1        Total Assets:     $1,798,210,000
2        Total Operating Revenues:   $679,975,000
3        Net Income:   $52,224,000

                                    EXHIBIT C

         An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding company system.


----------------------------------------

       UIL Holdings Corporation

----------------------------------------
                                   100%

----------------------------------------

        United Resources, Inc.

----------------------------------------
                                   100%


----------------------------------------                                        --------------------------------------

    United Bridgeport Energy, Inc.                                                        Unrelated Persons
                   Inc.
----------------------------------------                                        --------------------------------------
                                    33%                                         67%

                                         --------------------------------------

                                                 Bridgeport Energy LLC
                                                         (EWG)

                                         --------------------------------------


                                      10